Contact

www.linkedin.com/in/erikr
(LinkedIn)
www.mucker.com (Company)

Top Skills

Management

Strategy

Online Marketing

Patents

Services scheduling

Network-based commerce facility
offer management methods and
systems

Registry for on-line auction system

Network-based commerce facility
offer management methods and
systems

Method and system to facilitate
scheduling of a service

Erik Rannala

Co-Founder & Managing Partner, Mucker Capital
Austin, Texas, United States

Summary

Specialties: Product Management; Product Development; Online
Marketing; Branding and Positioning; Developing and Launching
New Products; Go-To Market Strategy; Pricing; Productization;
General Management; Venture Capital

Experience

Mucker Capital
Founder
September 2011 - Present (13 years)
Venice, California, United States

http://www.mucker.com

Harrison Metal Capital
Seed Investor
January 2009 - September 2011 (2 years 9 months)
San Francisco, California, United States

http://www.harrisonmetal.com

TripAdvisor
VP of Product
January 2007 - May 2008 (1 year 5 months)

Led global product management and strategy for largest travel community site
on the Web

eBay, Inc.
Group Manager / GM
December 2002 - December 2006 (4 years 1 month)
San Jose, California, United States

• Led eBay's premium features business; responsible for P&L, overall
business strategy, product roadmap and marketing

• Grew premium upgrade feature revenue from $124 million in 2002 to $410 million in 2005, outpacing overall eBay revenue and listings growth by more than 85%

• Developed new premium upgrade features with incremental annual revenue of $60+ million globally

• Inventor on five US patents

MVP.com
Director of Marketing
March 1999 - July 2000 (1 year 5 months)

First full-time marketing employee of online sporting goods retailer funded by Benchmark Capital, Freeman Spogli, and professional sports veterans John Elway, Michael Jordan and Wayne Gretzky

Online Marketing & Product Management

• Established and led online marketing capability; Oversaw all Internet marketing, advertising, promotions, and direct mail

• Initiated and led development of software application to track and optimize online marketing campaigns to maximize ROI

_____

Education

Duke University
MBA

University of Delaware
BS